SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 13, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN
1. Name of company: MERANT plc



2. Name of scheme: Executive Share Option Scheme


3. Period of return: From 1st Mar'01 to 31st Aug '01



4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme: 781,760



5. Number of shares issued/allotted
under scheme during period : NIL



6. Balance under scheme not yet issued/allotted at end of period : 781,760


7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
2,000,000 Ordinary 2p May '98

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 134,981,942

Contact for queries:			Address:The Lawn, 22-30 Old Bath
Road
Newbury, Berks., RG14 1QN
Name:Karin Watt

Telephone:01635 565 5489


SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  September 13, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel